Craig Menden +1 650 843 5725 cmenden@cooley.com	VIA EMAIL AND EDGAR

July 25, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Kathleen Collins
Ms. Rebekah Lindsey
Mr. Jeffrey Kauten
Ms. Jan Woo

RE:	Rovi Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Forms 8-K filed February 11, 2016 and April 29, 2016
File No. 000-53413

Ladies and Gentlemen:

On behalf of our client, Rovi Corporation (the “Company”), we are submitting this letter in response to your letter dated July 20, 2016 (the “Comment Letter”), setting forth the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-captioned filings.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31, 2015 and 2014

Income Tax Expense, page 39

1.

Please refer to our prior comment 1. We note that quantification of the material items comprising income tax expense is helpful disclosure. However, please tell us your consideration to include a discussion of the underlying factors that caused changes in such amounts from the prior period so a reader may understand trends in these amounts. For example, in your correspondence filed with the Commission on September 19, 2014, you state that foreign withholding taxes are due mainly to third

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Securities and Exchange Commission

July 25, 2016

Page Two

party royalties on patents paid to foreign subsidiaries. However, your disclosure on page 40 indicates that these revenues overall did not change materially so it’s unclear from the disclosure why your withholding taxes decreased during 2015. In this regard, explain how third party royalty payments impacted your foreign withholding taxes for each period presented and describe any other factors that contributed to the change in such taxes. Refer to Section D of SEC Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and supplementally advises the staff that the Company’s foreign withholding taxes are mainly due to third party royalties received by the Company. The Company’s foreign withholding taxes decreased in 2015 as compared to 2014 due to a larger portion of the license fees the Company received in 2014 coming from licensees in countries that are subject to foreign withholding taxes. The Company respectfully advises the Staff that in future filings, the Company will provide additional disclosure explaining significant changes in the amount of foreign withholding taxes as compared to the applicable prior period.

Form 8-K filed February 11, 2016 and April 29, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information

2.	We note your response to prior comment 6. However, it is unclear why your valuation allowance or net operating loss carryforwards would be relevant when determining your non-GAAP income tax as you appear to be generating ongoing non-GAAP net income. Please provide additional information as to why you believe the use of a cash tax rate is appropriate for revise to ensure your non-GAAP effective tax rate is commensurate with your non-GAAP measure of profitability.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that based on the updated guidance in Question 102.11 of the non-GAAP C&DIs, the Company will no longer be presenting Non-GAAP Net Income or Non-GAAP Diluted EPS in its earnings releases. The Company respectfully advises the Staff that in future earnings releases, the Company will present Non-GAAP Pre-Tax income and will not present any non-GAAP per share measures. The Company will also provide investors with the amount of cash taxes it anticipates paying based on its 2016 operations and its expected diluted weighted average shares outstanding for the full year.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

Securities and Exchange Commission

July 25, 2016

Page Three

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5725.

Sincerely,

/s/ Craig Menden
Craig Menden

cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)
Jon E. Gavenman, Cooley LLP (via email)

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com